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                          January 31, 2023

       Allen Davidoff
       Chief Executive Officer
       XORTX Therapeutics Inc.
       3710     33rd Street NW
       Calgary, Alberta, Canada

                                                        Re: XORTX Therapeutics
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 27,
2023
                                                            File No. 333-269429

       Dear Allen Davidoff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas Rose